FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated November 8, 2011

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release	Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Szot	IR manager	+36-1-458-0453	szot.marton@telekom.hu
Márton Teremi	IR manager	+36-1-457-6229	teremi.marton@telekom.hu

Magyar Telekom announces change in shareholder voting rights

Budapest — November 8, 2011 — Magyar Telekom (Reuters: MTEL.BU and Bloomberg: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that Government Debt Management Agency Private Company Limited by Shares (Államadósság Kezelő Központ Zártkörűen Működő Részvénytársaság) has notified the Company that as a result of its share acquisition on November 7, 2011 the number of Magyar Telekom shares owned by Pension Reform and Debt Reduction Fund (Nyugdíjreform és Adósságcsökkentő Alap) increased to 52,987,673 and thus its voting rights in Magyar Telekom Plc. increased to 5.0816%.

Standard Form for major holding notification
(for Voting rights attached to shares, and for Financial instruments)

1.                                      Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Magyar Telekom Plc.

2.                                       Reason for the notification (please tick the appropriate box or boxes):

☒                         an acquisition or disposal of voting rights

☐                           an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

☐                           an event changing the breakdown of voting rights

3.                                       Full name of person(s) subject to the notification obligation: Pension Reform and Debt Reduction Fund (Nyugdíjreform és Adósságcsökkentő Alap)

4.                                       Full name of shareholder(s) (if different from 3.): -

5.                                       Date of the transaction and date on which the threshold is crossed or reached: November 7, 2011

6.                                       Threshold(s) that is/are crossed or reached: increased above 5%

7.                                       Notified details:

A) Voting rights attached to shares

	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
Class/type of shares (if possible using the	Number	Number of Voting	Number of shares	Number of voting rights		% of voting rights
ISIN CODE)	of Shares	rights	Direct	Direct	Indirect	Direct	Indirect
Magyar Telekom ordinary share HU0000073507	below the 5% threshold	below the 5% threshold	52,987,673	52,987,673		5.0816%
SUBTOTAL A (based on aggregate voting rights)

B) Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
N/A
SUBTOTAL B (in relation to all expiration dates)

Total (A+B)	number of voting rights	% of voting rights
	52,987,673	5.0816%

8.                                       Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: -

9.                                       In case of proxy voting: -

10.                                 Additional information:

•                  before the current transaction the acquisition of shares representing voting rights happened in the frame of an asset reallocation in accordance with Section 1 of Act CLIV of 2010 on the Pension Fund Reform and Debt Reduction Fund and the modifications of certain acts relating to the free choice of pension funds (“Act on Pension Fund Reform”), while the current transaction was a spot transaction based on Section 7 f) of the Act on Pension Fund Reform and based on Section 7 of the Government Decree no. 87/2011. (V.31.) about the implementation of the above Act (protection of the asset value belonging to the Fund, and managing and reducing risks related to the asset holdings);

•                  in accordance with the Act on Pension Fund Reform the fund manager of the Pension Reform and Debt Reduction Fund (Nyugdíjreform és Adósságcsökkentő Alap) is Government Debt Management Agency Private Company Limited by Shares (Államadósság Kezelő Központ Zártkörűen Működő Részvénytársaság) (registered seat: H-1027 Budapest, Csalogány utca 9-11).

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: November 8, 2011